EXHIBIT 3.5

BANCSHARES OF FLORIDA, INC.

ARTICLES OF AMENDMENT

CERTIFICATE OF THE DESIGNATION,

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES A PREFERRED STOCK

The undersigned, Martin P. Mahan, as Executive Vice President and Chief Operating Officer of Bancshares of Florida, Inc. (“Company”),

DOES HEREBY CERTIFY:

That, pursuant to the authority expressly conferred upon the Board of Directors of the Company by Article III of the Articles of Incorporation of the Company, and in accordance with the provisions of Sections 607.0825(1)(e) and 607.0602, Florida Statutes, the Executive Committee of the Board of Directors, at a Special Meeting held on March 3, 2004, adopted the following amendment which designates a series of preferred stock to be known as Series A Preferred Stock with the following relative rights and preferences:

1. Designation. The designation of the series of preferred stock created hereby shall be Series A Preferred Stock (“Series A Preferred Stock”), and the number of shares constituting such series shall be 50,000 shares. The Series A Preferred Stock shall rank prior to the common stock of the Company, $0.01 par value (“Common Stock”) with respect to the payment of dividends and the distribution of assets.

2. Dividend Rights. The holders of shares of Series A Preferred Stock shall be entitled to receive quarterly dividends, payable in arrears. The dividends shall be payable at quarterly a rate of 0.02 shares of Series A Preferred Stock per share of Series A Preferred Stock held. Dividends shall be payable on January 1, April 1, July 1, and October 1 of each year. If the Series A Preferred Stock is redeemed pursuant to Section 3 herein, the dividend for the quarter in which the redemption occurs shall be payable to the holder prior to redemption.

3. Redemption Rights. The Company may redeem any or all shares of Series A Preferred Stock at any time after issuance at its sole discretion, pursuant to the following redemption schedule:

Less than one year after issuance at $105 per share;

One or more, but less than two, years after issuance at $104 per share;

Two or more, but less than three, years after issuance at $103 per share;

Three or more, but less than four, years after issuance at $102 per share;

Four or more, but less than five, years after issuance at $101 per share; and

Five or more years after issuance at $100 per share.

Notice of any redemption shall be given in person, by first class mail, or by reputable overnight courier, transmitted not less than five, nor more than 30, days prior to the date fixed for redemption to the holders of record of the shares to be redeemed. After the date of redemption, and notwithstanding the fact that any shares called for redemption shall not have been surrendered for cancellation, on and after such date the shares represented thereby called for redemption shall be deemed to be no longer outstanding, and all rights of the holders of such shares shall cease except for the right to receive the redemption value of the shares.

4. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to shareholders, an amount equal to $100 per share prior to any distribution to holders of Common Stock of the Company.

5. No Voting Rights. Except as otherwise required by law, the holders of Series A Preferred Stock shall not be entitled to vote.

6. Reacquired Shares. Shares of Series A Preferred Stock redeemed, or otherwise purchased or acquired by the Company, shall be restored to the status of authorized and unissued shares of preferred stock without designation as to series.

7. No Sinking Fund. Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

IN WITNESS WHEREOF, BANCSHARES OF FLORIDA, INC. has caused this Certificate to be signed by Martin P. Mahan, Executive Vice President and Chief Operating Officer, this 5th day of March, 2004.

BANCSHARES OF FLORIDA, INC.

By:	/s/ Martin P. Mahan
Martin P. Mahan
Executive Vice President and
Chief Operating Officer

ATTEST

By:	/s/ Arlette Yassa
Arlette Yassa
Corporate Secretary